February 3, 2006


BY FACSIMILE, EDGAR AND COURIER
-------------------------------


Ms. Jill S. Davis
Branch Chief
United States Securities and Exchange Commission
100 F Street N.W., Stop 7010
Washington, D.C. 20549


RE: INCO LIMITED: LETTER FROM THE DIVISION OF CORPORATE FINANCE OF THE U.S. SECURITIES AND EXCHANGE COMMISSION ("THE COMMISSION") DATED DECEMBER 28, 2005 REFERENCING INCO LIMITED'S FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004, FILED MARCH 15, 2005, AND FORM 10-Q FOR THE FISCAL QUARTERS ENDED MARCH 31, 2005, JUNE 30, 2005, AND SEPTEMBER 30, 2005 FILED APRIL 29, 2005, AUGUST 9,
2005 AND OCTOBER 31, 2005: FILE NO. 1-1143


--------------------------------------------------------------------------------


Dear Ms. Davis:

     We refer to your letter dated December 28, 2005 addressed to Farokh S. Hakimi, Inco Limited's former Executive Vice-President and Chief Financial Officer, which we received by facsimile on December 28, 2005 ("December 28, 2005 Letter"). Please note that Inco Limited's current Executive Vice-President and Chief Financial Officer is Robert Davies, who succeeded Mr. Hakimi effective November 1, 2005. We have enclosed a copy of the December 28, 2005 Letter as Exhibit A hereto for reference purposes.

     In organizing this letter, we have restated in bold the one item (with the title "Request Number 1 of the December 28, 2005 Letter") set forth in the December 28, 2005 Letter to which you requested us to respond and have then set forth our responses (under the heading "Our Responses to 1") to that specific item. We believe that, for the reasons set forth in this letter, no revision to our U.S. GAAP reconciliation note included in our filings with the Commission referenced above is required in terms of the treatment of Inco Limited's three currently issued and outstanding issues of convertible debt securities under Statement of Financial Accounting Standards ("SFAS") No. 133. We do intend, as noted below, to include additional disclosure in respect of SFAS No. 133 and the related accounting standards in our 2005 Consolidated Financial Statements covering the treatment of our convertible debt securities.


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                                     - 2 -


REQUEST NUMBER 1 OF THE DECEMBER 28, 2005 LETTER
------------------------------------------------

FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004
-----------------------------------------------------

FINANCIAL STATEMENTS
--------------------

NOTE 15 CONVERTIBLE DEBT, PAGE 156
----------------------------------

1. WE NOTE THE LYON NOTES, CONVERTIBLE DEBENTURES, AND SUBORDINATED CONVERTIBLE DEBENTURES APPEAR TO HAVE VARIABLE CONVERSION TERMS. PLEASE EXPLAIN TO US HOW YOU CONSIDERED THE APPLICATION OF PARAGRAPH 12 OF SFAS 133 AND EITF 00-19 IN DETERMINING HOW TO ACCOUNT FOR THE EMBEDDED CONVERSION OPTION FOR EACH OF THESE INSTRUMENTS UNDER U.S. GAAP. DEMONSTRATE FOR EACH OF THESE INSTRUMENTS WHETHER THE CONVERSION FEATURE QUALIFIES AS CONVENTIONAL CONVERTIBLE AND HOW YOU DETERMINED THAT THE VALUE OF THE CONVERSION OPTION DID NOT NEED TO BE BIFURCATED AND PRESENTED SEPARATELY FROM THE HOST CONTRACT FOR U.S. GAAP PURPOSES.


Our Responses to 1
------------------

     Inco Limited ("Inco" or the "Company") has currently issued and outstanding three separate issues of convertible debt securities. In March 2001, Inco offered in reliance on Rule 144A of the U.S. Securities Act of 1933, as amended (the "1933 Act"), zero coupon convertible notes ("LYON Notes") representing an aggregate principal amount at maturity of U.S. $438 million. In March 2003, Inco offered also in reliance on Rule 144A (1) U.S. $273 million amount payable at maturity of convertible debentures due March 14, 2023 having an annual interest coupon of 3.5% payable in cash ("2003 Convertible Debentures") and (2) U.S. $227 million aggregate principal amount of subordinated convertible debentures due March 14, 2052 having an annual interest coupon of 1.0943% payable in cash ("2003 Subordinated Convertible Debentures").

     With respect to these three separate outstanding issues of convertible debt securities of the Company, Inco carefully considered the application of Paragraph 12 of SFAS No. 133 and the Financial Accounting Standard Board's Emerging Issues Task Force Abstract No.00-19 in determining how to account for these three convertible securities for purposes of our reconciliation note with respect to U.S. generally accepted accounting principles. In light of the Staff's request, we have, as discussed below, undertaken a confirmatory review and analysis of each of those three issues of convertible debt securities separately to confirm that, in each case, the value of the respective conversion option of each security does not need to be bifurcated and presented separately from the "host contract" (in our case the issued and outstanding note or debenture, as the case may be, with respect to our three issues of convertible debt securities described above) for U.S. generally accepted accounting principles ("GAAP"). While we have treated, and continue to view, each of these three convertible debt securities as being a "conventional convertible" debt security which contains an embedded derivative instrument (conversion option) that is (1) subject to Paragraph 12 of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", and (2) covered by the exception set forth in Paragraph 11(a) of SFAS No. 133, we have, as noted below, also undertaken a confirmatory review and analysis of the Financial Accounting Standard Board's Emerging Issues Task Force Abstract ("EITF") 00-19: "Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock" ("EITF 00-19"), to confirm that, if one were to assume that each of these three convertible debt securities did not qualify as a "conventional convertible" debt security under the exception to Paragraph 12 of SFAS No. 133 set forth in Paragraph 11(a) of SFAS No. 133, taking into account the guidance relating to such exception as set forth in Paragraph 4 of EITF 00-19, , they would be classified as equity by virtue of meeting (to the extent that those paragraphs are applicable to one or more of Inco's three convertible debt securities) Paragraphs 12-33 of EITF 00-19.

     Our confirmatory review and analysis has followed the approach outlined in the section entitled "Embedded Conversion Features - Convertible Debt and Convertible Preferred Stock" in "Current Accounting and Disclosure Issues in the Division of Corporate Finance", dated December 1, 2005, prepared by Accounting Staff Members of the Commission's Division of Corporation Finance. Accordingly, such review and analysis as set forth herein initially focused on Paragraphs 11 and 12 of SFAS No. 133 to confirm that the embedded conversion feature in each of Inco's three issued and outstanding convertible debt securities should not be bifurcated from the "host instrument" and accounted for as a derivative at fair value with changes in fair value recorded in earnings. Our confirmatory review and analysis also included SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity", to reconfirm that since, as noted below, each of the three convertible debt securities of Inco represent financial instruments that are not derivatives in their entirety, SFAS No. 150 would not apply to our review and analysis.

     We recognize that there are some differing views and positions with respect to at least certain of the issues relevant to the confirmatory review and analysis we have undertaken. We understand that at least some of these differing views and positions have been discussed in recent conferences and symposiums, in particular ones that have been held over the past several months. The result of these differing views and positions is that they may have created further ambiguity relating to certain specific terms or guidance provided with respect to SFAS No. 133 and relevant EITF abstracts. We are mindful of this situation but do not believe that such differences affect the results of our confirmatory review and analysis.

     The starting point of our confirmatory review and analysis, Paragraph 12 of SFAS No. 133, entitled "Embedded Derivative Instruments", notes that contracts such as bonds (and other debt instruments) may contain "embedded derivative instruments". Accordingly, the bonds or, in our case, Inco's three convertible debt securities, our LYON Notes, 2003 Convertible Debentures and 2003 Subordinated Convertible Debentures, each represents a "host contract" which includes an embedded derivative instrument (a conversion option).

     Under Paragraph 12 of SFAS No. 133, the embedded derivative instrument is to be separated from the host contract and accounted for as a derivative instrument under SFAS No. 133 if and only if all [Emphasis Added] of the following criteria are met:

    "(a) The economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to economic characteristics and risks of the host contract. [Additional guidance on this criteria is set forth in Appendix A of SFAS No. 133].

     (b) The contract ("the hybrid instrument") that embodies both the embedded derivative instrument and the host contract is not remeasured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur.

     (c) A separate instrument with the same terms as the embedded derivative would, pursuant to paragraphs 6-11 [of SFAS No. 133], be a derivative instrument subject to the requirements of this Statement. (The initial net investment for the hybrid instrument shall not be considered to be the initial net investment for the embedded derivative). However, this criterion is not met if the separate instrument with the same terms as the embedded derivative would be classified as a liability under the provisions of Statement 150 but would be classified in stockholders' equity absent the provisions in Statement 150."

     Paragraph 11 of SFAS No. 133 provides guidance, as noted in EITF No. 05-2:
"The Meaning of "Conventional Convertible Debt Instrument" in Issue No. 00-19" ("EITF 05-2"), to identify those contracts that should not be considered and accounted for by a reporting entity as derivative instruments under SFAS No.
133. While Paragraph 11 of SFAS No. 133 contains four exceptions ((a) - (d)), we believe that paragraph (a) is the only one that would have relevance to the embedded conversion option set forth in each of Inco's three convertible debt securities. The exception set forth in Paragraph 11(a) of SFAS No. 133 provides as follows: "Contracts issued or held by that reporting entity that are both (1) indexed to its own stock and (2) classified in stockholders' equity in its statement of financial position" shall not be considered derivative instruments. Accordingly, we evaluated the embedded conversion option of each of Inco's three outstanding convertible debt securities for purposes of SFAS No. 133 and, in particular, Paragraph 11(a) of that Statement. With respect to the first subpart, part (1), of Paragraph 11(a) of SFAS No. 133, we looked to EITF 01-6:
"The Meaning of Indexed to a Company's Own Stock" ("EITF 01-6"), for guidance". Under EITF 01-6, an embedded conversion option feature of a convertible debt security represents a contract that is "indexed" to a company's stock. Accordingly, with respect to Inco's LYON Notes, 2003 Convertible Debentures and 2003 Subordinated Convertible Debentures, their respective conversion options are, given this guidance under EITF 01-6, indexed to Inco's stock, its common shares.

     In determining whether each of Inco's three outstanding convertible debt securities meets the second subpart, part (2), of Paragraph 11 (a) of SFAS No. 133, we considered the guidance in both EITF 00-19, and in EITF 05-2.

     While, as noted above, EITF 01-6 provides guidance on how part (1) of Paragraph 11(a) of SFAS No. 133 is to be met, SFAS No. 133 does not set forth the criteria under subpart (2) of Paragraph 11(a) thereof for determining whether an embedded derivative would be classified in shareholders' equity in a company's financial statements. Accordingly, for this confirmatory analysis, we referred to EITF 00-19 and related guidance for purposes of this subpart of Paragraph 11(a).

     With respect to the applicable guidance relating to subpart (2) of Paragraph 11(a) of SFAS No. 133, we again reviewed and analyzed Paragraph 4 of EITF 00-19 in relation to the exception under Paragraph 11(a) of SFAS No. 133 where it is noted that:..."if an embedded derivative is indexed to a reporting entity's own stock and would be classified in stockholders' equity if it was a freestanding derivative, that embedded derivative is not considered a derivative for purposes of Statement 133". It is also noted in Paragraph 4 of EITF 00-19 that:..."if the hybrid contact is a conventional convertible debt instrument in which the holder may only realize the value of the conversion option by exercising the option and receiving the entire proceeds in a fixed number of shares or the equivalent amount of cash (at the discretion of the issuer)
...."then one does not have to consider Paragraphs 12-33 of EITF 00-19 and such instruments, accordingly, qualify for the exception under Paragraph 11(a) of SFAS No. 133. This exception covers hybrid contracts that meet the definition of "conventional convertible" debt. If this exception for "conventional convertible" debt were not met, then it must be demonstrated that the embedded derivative, if it were freestanding, meets all of the requirements of Paragraphs 12-33 of EITF 00-19 for it to be classified in stockholders' equity, and thus still meet the exemption set forth in Paragraph 11(a) of SFAS No. 133.

     In terms of our confirmatory review and analysis of Paragraph 4 of EITF 00-19, we do not believe that the meaning of "conventional convertible" debt has been clearly articulated in authoritative U.S. accounting literature and, accordingly, we understand that this situation has prompted further recent guidance by the EITF, with the issuance of EITF 05 - 2 applicable to new and modified instruments in the periods beginning after June 29, 2005. While Paragraph 4 of EITF 00-19 speaks in terms of the right of a reporting entity to effectively settle the conversion option, at its election, in a fixed number of shares or "equivalent amount" of cash, the authoritative literature appears to remain silent with respect to whether the presence of a right by the issuer of convertible debt, at the issuer's sole and exclusive option, to satisfy a conversion options in addition to the specific alternatives set forth in Paragraph 4, in "any combination of shares and cash" might affect the determination of whether the convertible debt is a "conventional" convertible debt. Since there is no linkage whatsoever to any conversion option features requiring a cash payment per se, we do not see how such a third alternative giving a reporting entity the right to, settle a conversion option in a combination of shares and cash (based upon the same equivalent amount calculation as contemplated in Paragraph 4), precludes such convertible debt from being considered a "conventional convertible".

We will, as set forth below, review this point in the context of Inco's three convertible debt securities.

     As described below, the LYON Notes contain two provisions and the 2003 Convertible Debentures and 2003 Subordinated Convertible Debentures contain one provision where such provisions are not expressly covered by the specific terms or conditions set forth in applicable EITF guidance referenced above covering "conventional convertibles".

     With respect to these two provisions, Inco's LYON Notes, in addition to having a convertible option that fits squarely within Paragraph 4 of EITF 00-19 that remains in effect throughout their 20-year term, also contain a discrete additional conversion option. This additional option provides the holders with a one-time right, exercisable only on four separate dates, to convert any outstanding LYON Notes they hold into that number of common shares of the Company based upon the issue price per LYON Notes, plus accrued interest to the applicable one-time additional conversion dates (April 1, 2002, March 29, 2007, March 29, 2011 and March 29, 2016), divided by the average market price of Inco's common share as of the applicable one-time conversion date. It is only on these four discrete dates that a holder would not realize the value of the conversion option by receiving the entire proceeds in a fixed number of shares but rather a variable number of shares. The exercise of this very limited right would likely only occur if a holder could obtain greater value in exercising this conversion option than the conversion option that exists through the terms of the LYON Notes based upon a fixed number of shares. Inco's other two convertible debt securities, its 2003 Convertible Debentures and its 2003 Subordinated Convertible Debentures, do not have any such additional conversion option. The Company can, at its option, elect, as discussed below, to satisfy its obligation in respect of this additional conversion option applicable only to the LYON Notes by either delivering shares or paying cash based upon an equivalent amount, or delivering any combination of common shares and cash (based upon such equivalent amount).

     Accordingly, there are only 4 days (April 1, 2002, March 29, 2007, March 29, 2011 and March 29, 2016) over the 20-year term of the LYON Notes where a holder has this additional right to convert into a variable number of common shares. We believe that the existence over the full life or term of the LYON Notes of an absolute conversion right/option in favour of the holder based upon a fixed number of common shares (conversion rate) should be the key determinant of whether the LYON Notes has a conversion feature based upon a fixed number of shares. The existence of this very limited (exercisable only on any one of four days over a 20 year period) additional conversion right, a right that the placement agent for the LYON Notes believed was necessary to successfully market the LYON Notes based upon the capital market's requirements in March 2001, should, we believe, not affect any analysis of these convertible debt securities as representing "conventional convertible" debt. As we have noted below, subject to shareholder approval under Canadian corporate law, Canadian companies can have an unlimited number of authorized common shares. Inco's shareholders approved this change to its authorized capital structure in 1979 and Inco has maintained this feature of having an unlimited number of authorized common shares as part of its authorized capital structure since that date.

     In addition to the additional conversion option applicable to the LYON Notes, each of the Company's three issued and outstanding convertible debt securities also include a provision whereby the Company in all cases may satisfy its obligation to deliver common shares upon the exercise of a conversion option by the holder by paying cash (at the equivalent amount) in lieu of some or all of such common shares. In arriving at the conclusion that the Company's convertible debt securities are conventional convertible debt notwithstanding this provision, we have focused on the fact that the Company has the discretion to deliver cash (with such cash amount, as noted above, to be based upon an equivalent amount, the number of common shares issuable on conversion, multiplied by the then market price of such common shares) or common shares and do not believe that the fact that Inco can, at its election, deliver any combination of cash or common shares upon the exercise of a conversion option by the holder should preclude these securities from being viewed as "conventional convertibles". We believe that, since the election by Inco to deliver any combination of cash and shares is not dependent on any features of the conversion option itself and does not affect the value realized by the holder in exercising the option and Inco may, in fact, choose not to deliver all common shares or all cash at conversion but a combination thereof, such additional flexibility given the issuer does not make any of these convertible debt securities not "conventional convertible" debt.

     Certain professional publications and recent conference materials suggest that the presence of such a right by the issuer to deliver any combination of cash and shares to satisfy a conversion option would prevent the convertible debt from being considered "conventional". While it is unclear whether such references are intended to encompass only situations where the features of the conversion option require the issuer to settle a portion of the option in cash and the balance in shares, such as instrument C described in EITF 90-19, "Convertible Bonds With Issuer Option to Settle for Cash Upon Conversion", we do not believe that, solely by virtue of giving the issuer the flexibility, at its sole and exclusive option, to satisfy the holder of a conversion option in (1) only shares, (2) only cash or (3) any combination of shares and cash, where such option is not linked in any way to the conversion option, this added flexibility given to an issuer should affect the attributes of the conversion option itself in assessing the classification of such an embedded conversion option on the balance sheet.

     Conventional convertible debt is referred to in Paragraph 4 of EITF 00-19 as representing debt in which the holder may only realize the value of the conversion option by exercising the option and receiving the entire proceeds in a fixed number of shares or the equivalent amount of cash (at the discretion of the issuer.) We also note that in EITF 05-2 it was concluded that instruments that provide the holder with an option to convert into a fixed number of shares (or equivalent amount of cash at the discretion of the issuer) for which the ability to exercise is based on the passage of time or a contingent event should be considered "conventional" for the purposes of applying EITF 00-19. Under each of the respective indentures covering Inco's three outstanding convertible debt securities, the Company was provided with the following flexibility: "The Company has the option to satisfy its obligation to deliver common shares upon such conversion by paying cash in lieu of some or all of such common shares". With respect to the Company's three convertible debt securities, there are no features of the conversion options that require Inco to make a cash payment and the Company's right to deliver any combination of cash or shares is entirely a function of what the Company decides it would want to do in satisfying the conversion option. We do not believe that such an election is relevant to the accounting characteristics of the conversion option itself. The amount of cash that the Company can elect to deliver is based upon the market price of the Company's common share price at the time of conversion (utilizing a five-day trading period) multiplied by the fixed number of common shares that the holder would otherwise receive upon conversion. Accordingly, this cash amount is equivalent to what the market value of the fixed number of common shares to be received upon conversion would be. This election by the Company is made after a holder submits its required notice of the exercise of its conversion right/option. Further, EITF 05-2 also notes that instruments that contain "standard" antidilution provisions would not preclude a conclusion that the instrument is convertible into a fixed number of shares. In EITF 05-2, consideration was given to the effect of standard anti-dilution provisions on what is considered to be conventional convertible securities under EITF 00-19. It was determined that the existence of standard antidilution provisions, designed to maintain the "value" of a conversion option, does not preclude an instrument from being converted into a fixed number of shares. Each of the three Inco convertible debt securities have only standard antidilution adjustment provisions, referred to in the glossary of SFAS No.123R, "Share-Based Payments". The specific adjustments relate to dividends or other distributions on common shares payable in common or other shares, share splits and other standard recapitalization events, as well as distributions to all common shareholders of
(a) rights to purchase common shares at less than the then current market price for common shares, (b) debt or other securities or (c) cash and other forms of consideration in respect of tender or exchange offers if the total amount of such distributions made over the preceding twelve months exceed an amount equivalent to a 5% threshold calculated on the then current market price of the Company's common shares multiplied by the total number of the Company's common shares then issued and outstanding. The guidance on "standard" anti-dilution provisions under SFAS No.123R covers these equity restructurings that represent "a nonreciprocal transaction between an entity and its shareholders that causes the per-share fair value of the shares underlying an option or similar award to change, such as stock dividend, stock split, spin-off, rights offering, recapitalization through a large, nonrecurring cash dividend." The anti-dilution adjustments applicable to Inco's three convertible debt securities clearly fit within these types of "non-reciprocal transactions".

     We recognize that our three convertible debt securities include two provisions, as outlined above, that were not expressly covered by the "conventional convertible" concept and, accordingly, could result in differing views in terms of whether these convertible debt securities clearly fall within the parameters of this concept. However, since these two provisions represent ones that are in addition to ones that expressly fall within Paragraph 4 of EITF 00-19 and related guidance on what is a "conventional convertible" debt instrument, we believe that, based upon our confirmatory review and analysis of EITF 00-19 in relation to part (2) of Paragraph 11(a) of SFAS No. 133, each of Inco's three issued and outstanding convertible debt securities meets the two-part exception in Paragraph 11(a) of SFAS No. 133 and, accordingly, there is no basis for bifurcating the embedded derivatives, the conversion option, in each of these securities.

     Notwithstanding our conclusions as outlined above in terms of how Inco's three issued and outstanding convertible debt securities fit within the exception in Paragraph 11(a) of SFAS No. 133, we recognize that, since the guidance in terms of what represents a "conventional convertible" instrument may be subject to some differences of interpretation, it would also be prudent to make the assumption that each such debt security did not qualify under part (2) of the Paragraph 11(a) exception based upon Paragraph 4 of EITF 00-19 and, accordingly, undertake a review and analysis of whether each such instrument would meet the requirements of Paragraphs 12-33 of EITF 00-19 and, accordingly, qualify for full equity treated on that basis.

     In view of this approach, we have set forth below our analysis of how these three convertible debt securities meet Paragraphs 12-33 of EITF 00-19.


ANALYSIS OF THE REQUIREMENTS OF PARAGRAPHS 12-33 OF EITF 00-19
--------------------------------------------------------------

     We have, as noted below, undertaken a review and analysis of the provisions of each of Inco's three convertible debt securities in relation to Paragraphs 12-33 of EITF 00-19 to determine if the embedded derivative in each of these securities would be classified in equity if it were a freestanding derivative. Based on this effort, as set forth below, we have confirmed that the embedded derivative in each of these securities would be classified in stockholders' equity if it were a freestanding derivative. Accordingly, we have not considered the embedded derivatives in Inco's LYON Notes, 2003 Convertible Debentures or 2003 Subordinated Convertible Debentures to be derivatives for the purposes of applying SFAS No. 133.

     The following sets forth a summary of our analysis of the how the requirements, as outlined in Paragraphs 12-33 of EITF 00-19, would be met by Inco's three convertible debt securities if the exception in Paragraph 11(a) of SFAS No. 133 were not available based upon Paragraph 4 of EITF 00-19. We have determined that the embedded derivative included in each of the LYON Notes, the 2003 Convertible Debentures and the 2003 Subordinated Convertible Debentures and indexed to the Company's own common shares meet Paragraphs 12-33 of EITF 00-19 and would, accordingly, be classified in stockholders' equity if the embedded derivative were freestanding.

     The following sets forth our analysis of the applicable Paragraph(s) of EITF 00-19.

PARAGRAPHS 12 AND 13:

     None of Inco's three convertible debt securities include any provision that
(i) would or could require any actual or conditional "net-cash settlement", as such term is defined under EITF 00-19, or (ii) could require physical settlement by a cash payment in exchange for the Company's common shares.


PARAGRAPH 14: THE CONTRACT PERMITS THE COMPANY TO SETTLE IN UNREGISTERED SHARES.

     None of Inco's issued and outstanding convertible debt securities include provisions which would require Inco to make a "net-share settlement", as such term is defined in EITF 00-19, if it could not deliver unregistered shares. Accordingly, we do not believe that Paragraph 14 of EITF 00-19 applies to Inco's three issues of convertible debt securities. However, if this paragraph was viewed as applicable to these securities, we have set forth below the terms and conditions under which unregistered common shares could be issued by Inco.

     By way of background, the LYON Notes, 2003 Convertible Debentures and 2003 Subordinated Convertible Debentures were, as noted above, each offered in reliance on Rule 144A of the 1933 Act. The relevant Indentures (including the supplements to indentures in the case of the 2003 Convertible Debentures and 2003 Subordinated Convertible Debentures) for each of our three convertible debt securities provides that the Company will provide shares for conversion as follows:

     "Company to Provide Shares. The Company covenants to maintain, free from preemptive rights, out of its authorized but unissued shares, sufficient Common Shares to provide for the conversion of the Securities [the relevant convertible debt securities] from time to time as such Securities are presented for conversion. If any Common Shares to be maintained for the purposes of conversion of Securities hereunder require registration with or approval of any governmental authority under any Canadian federal or provincial law or United States federal or state law before such shares may be validly issued or delivered upon conversion, then the Company covenants that it will in good faith and as expeditiously as commercially reasonable endeavor to secure such registration or approval, as the case may be, provided, however, that nothing [in the relevant Section of the Indenture] shall be deemed to affect in any way the obligations of the Company to convert Securities into Common Shares [under the term of the applicable Indenture]."

     The definition of Common Shares under each of the Indentures is not limited to registered Common Shares.

     For each of the LYON Notes, 2003 Convertible Debentures and 2003 Subordinated Convertible Debentures, we entered into standard registration rights agreements whereby the holder of the applicable convertible debt securities and the common shares issuable upon conversion, redemption, purchase or payment of such convertible debt securities, would be entitled to receive payment of certain "Additional Interest Amounts", as defined, if an initial shelf registration statement had not been filed on or prior to a specified date or the initial shelf registration statement had not been declared effective under the 1933 Act on or prior to a specified date. Certain other events tied to the continued effectiveness of such registration statement could also trigger the payment of the "Additional Interest Amounts".

     To compensate holders for any failure by Inco to register the applicable securities under the 1933 Act and maintain the effectiveness of the applicable registration statements for certain agreed-upon periods, under the respective registration rights agreements the Company agreed to pay, as liquidated damages and not as a penalty, an amount, the "Additional Interest Amounts", payable at a rate per annum equal to one-quarter of one percent (0.25%) for the first 90-day period from when such registration was to have been effective, and thereafter at a rate per annum equal to one-half of one percent (0.50%) of the aggregate applicable principal amount of such [convertible debt] Securities or the aggregate applicable conversion price of the underlying common shares, as the case may be.

     The registration rights agreements acknowledged that this additional interest was to represent "fair and reasonable compensation for any failure of the shelf registration statement to be filed or declared effective or available for effecting resales of registrable securities in accordance with the provisions hereof." We discussed this additional interest amount with the investment banking firms who, as our agent, effectively managed these convertible debt securities offerings and they indicated that the "Additional Interest Amount" at the time of the negotiation of the registration rights agreements was intended to represent a reasonable estimate of the difference in fair value between a holder receiving registered versus unregistered securities and therefore was not considered to be a penalty.

     Under the registration rights agreements, the Company was not prevented from delivering unregistered shares upon conversion since there was at least the theoretical risk that Inco might be unable to file, or have it declared effective and/or maintain the effectiveness for some agreed amount of time, the required registration statements to register the convertible debt securities and the underlying common shares issuable upon conversion under the 1933 Act. Paragraph 14 provides that "Delivery of unregistered shares in a private placement to the counterparty is within the control of a company, as long as a failed registration statement (that is, a registration statement that was filed with the Commission and subsequently withdrawn) has not occurred within six months prior to the classification assessment date." The Company has never failed to file a registration statement and have it declared effective and maintain the effectiveness thereof for any required period with the Commission for at least the past 40 years.


PARAGRAPHS 15 - 17
------------------

     None of the three Inco convertible debt securities includes any provision where the value of any unregistered common shares that were privately placed under share settlement was to be determined by a counterparty using "commercially reasonable means". Similarly, none of the provisions of Paragraphs 16 - 17 apply to any of the three Inco convertible debt securities.

     As noted above, none of the three convertible debt securities include net-share or net-cash or physical settlement provisions that are covered by these paragraphs.

     In addition, none of the remaining applicable settlement alternatives, including physical settlement, under the three convertible debt securities includes any penalty in favour of the cash or share settlement options available to Inco at its election. Further, there is no discount if the Company delivered unregistered shares to meet the conversion option. As noted above with respect to our comments on Paragraph 14, the Company would be obligated to pay certain additional interest in the event it has not been able to register the applicable securities.


PARAGRAPH 18
------------

         This paragraph is not applicable to any of the Company's issued and outstanding convertible debt securities since there is no requirement under any of the Indentures or other agreements setting forth the terms and conditions of such securities for delivery of only registered shares at the inception of the derivative transaction.


PARAGRAPH 19
------------

     This Paragraph does not apply to any of Inco's convertible debt securities.


PARAGRAPH 20: THE COMPANY HAS SUFFICIENT AUTHORIZED AND UNISSUED SHARES AVAILABLE TO SETTLE THE CONTRACT AFTER CONSIDERING ALL OTHER COMMITMENTS THAT MAY REQUIRE ISSUANCE OF STOCK DURING THE MAXIMUM PERIOD THE DERIVATIVE CONTRACT COULD REMAIN OUTSTANDING.

     Inco has since 1979, in accordance with applicable Canadian corporate law, had an unlimited number of authorized but unissued common shares. Accordingly, the Company's has sufficient authorized and unissued shares available to settle the conversion options under the LYON Notes, 2003 Convertible Debentures and 2003 Subordinated Convertible Debentures after considering all other commitments that may require issuance of common shares during the maximum period the applicable derivative contracts could remain outstanding. Inco's capital structure is disclosed in Note 18 to the Company's 2004 Consolidated Financial Statements. As a result, shareholder approval to increase the Company's authorized shares in order to physically settle a contract is not required.


PARAGRAPHS 21 - 25: THE CONTRACT CONTAINS AN EXPLICIT LIMIT ON THE NUMBER OF SHARES TO BE DELIVERED IN A SHARE SETTLEMENT.

     Since the Company is authorized to issue an unlimited number of common shares, the requirement of a ceiling would not appear to be relevant. Shareholder approval to increase the Company's authorized shares would never be required to share settle any of the Company's convertible securities given, as discussed above, the Company is authorized to issue an unlimited number of common shares.

PARAGRAPH 26: THERE ARE NO REQUIRED CASH PAYMENTS TO THE COUNTERPARTY IN THE EVENT THE COMPANY FAILS TO MAKE TIMELY FILINGS WITH THE SEC.

     None of the indentures or other agreements setting forth the terms or conditions of the LYON Notes, 2003 Convertible Debentures or 2003 Subordinated Convertible Debentures contains any provision requiring the Company to make a net cash settlement or other payment to the holders of the LYON Notes, 2003 Convertible Debentures or 2003 Subordinated Convertible Debentures if the Company fails to make timely filings with the SEC.


PARAGRAPH 27: THERE ARE NO REQUIRED CASH PAYMENTS TO THE COUNTERPARTY IF THE SHARES INITIALLY DELIVERED UPON SETTLEMENT ARE SUBSEQUENTLY SOLD BY THE COUNTERPARTY AND THE SALES PROCEEDS ARE INSUFFICIENT TO PROVIDE THE COUNTERPARTY WITH FULL RETURN OF THE AMOUNT DUE (THAT IS, THERE ARE NO CASH SETTLED "TOP-OFF" OR "MAKE-WHOLE" PROVISIONS).

     The Indentures and all related agreements covering the LYON Notes, 2003 Convertible Debentures or 2003 Subordinated Convertible Debentures do not contain any clauses that would represent any form of "top-off" or "make-whole" provision.


PARAGRAPHS 28 AND 29: THE CONTRACT REQUIRES NET-CASH SETTLEMENT ONLY IN SPECIFIC CIRCUMSTANCES IN WHICH HOLDERS OF SHARES UNDERLYING THE CONTRACT ALSO WOULD RECEIVE CASH IN EXCHANGE FOR THEIR SHARES.

     As noted above in relation to Paragraphs 12 and 13 where neither the LYON Notes, the 2003 Convertible Debentures nor the 2003 Subordinated Convertible Debentures contain any "net-cash settlement" provisions, as such term is defined in EITF 00-19. While these convertible debt securities include a provision where, if there is a change in control of Inco (defined to include standard change in control events), prior to a specified date, the Company is obliged to offer to purchase the convertible debt securities at their issue price plus accrued but unpaid interest (representing the same effective price as the conversion price). Such purchases, at the option of the Company, can be made on the same basis as the Company meeting the conversion option, that is, either in common shares at a price equal to the conversion price, in cash (at the equivalent amount) or in any combination of shares and cash. Accordingly, the existence of this contractual obligation to make an offer to purchase these securities in the event of a change of control does not preclude these convertible debt securities from being treated as equity.


PARAGRAPHS 30 - 32: THERE ARE NO PROVISIONS IN THE CONTRACT THAT INDICATE THAT THE COUNTERPARTY HAS RIGHTS THAT RANK HIGHER THAN THOSE OF THE SHAREHOLDER OF THE STOCK UNDERLYING THE CONTRACT.

     The applicable indentures and related agreements setting forth the rights of the holders of the LYON Notes, 2003 Convertible Debentures and 2003 Subordinated Convertible Debentures do not contain any provisions that would provide that, upon exercise by the holder of its conversion option, such holder will have any rights as a creditor or other rights that would rank higher than any other common shareholder of Inco in bankruptcy or the other similar event.


PARAGRAPH 33: THERE IS NO REQUIREMENT IN THE CONTRACT TO POST COLLATERAL AT ANY POINT OR FOR ANY REASON.

     The indentures and related agreements setting forth the rights of the holders of the LYON Notes, 2003 Convertible Debentures or 2003 Subordinated Convertible Debentures do not contain any provisions requiring that collateral be posted at any point in time or for any reason in respect of these securities.


                              --------------------


     We have discussed the matters contained in this letter with our auditors, PricewaterhouseCoopers LLP, who have indicated that they concur with our treatment of the LYON Notes, 2003 Convertible Debentures and 2003 Subordinated Convertible Debentures for all years presented in the Company's consolidated financial statements.

     We are currently in the process of preparing our 2005 Consolidated Financial Statements and the Company will provide additional disclosure to explain the treatment of each of these convertible debt securities under SFAS No. 133 in our Canadian - United States GAAP reconciliation note.

     As requested in the December 28, 2005 Letter, we acknowledge that (1) the Company is responsible for the adequacy and accuracy of the disclosure in its filings and (2) that the staff comments and or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to this Letter or any of our filings referred to above. We also acknowledge, as requested in the December 28, 2005 Letter, that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Please contact the undersigned at (416) 361-7680 or by email at SFEINER@INCO.COM with any questions with respect to our responses set forth in this letter.


Yours very truly,


S.F. Feiner
Executive Vice President,
General Counsel and Secretary


CC: Jonathan Duersch, Division of Corporate Finance, Fax number (202) 772-9368 Bob Davies, Executive Vice President and Chief Financial Officer Bruce Winter, Partner, PricewaterhouseCoopers LLP


Exhibit A

                                                                       EXHIBIT A

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

[GRAPHIC]
DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

                                                               December 28, 2005


Farokh S. Hakimi
Chief Financial Officer
Inco Limited
145 King Street West, Suite 1500
Toronto, Ontario, Canada M5H 4B7

    RE:  INCO LIMITED
         FORM 10-K FOR FISCAL YEAR ENDED DECEMBER 31, 2004
         FILED MARCH 15, 2005
         FORM 10-Q FOR FISCAL QUARTERS ENDED MARCH 31, 2005, JUNE 30, 2005, AND SEPTEMBER 30, 2005
         FILED APRIL 29, 2005, AUGUST 9, 2005 AND OCTOBER 31, 2005
         FILE NO. 1-1143


Dear Mr. Farokh S. Hakimi:

     We have reviewed your filings and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

     Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Farokh S. Hakimi
Chief Financial Officer
December 28, 2005
page 2

Form 10-K for the Fiscal Year Ended December 31, 2004

Financial Statements

Note 15 Convertible Debt, page 156


1. We note the LYON Notes, Convertible Debentures, and Subordinated Convertible Debentures appear to have variable conversion terms. Please explain to us how you considered the application of paragraph 12 of SFAS 133 and EITF 00-19 in determining how to account for the embedded conversion option for each of these instruments under U.S. GAAP. Demonstrate for each of these debt instruments whether the conversion feature qualifies as conventional convertible and how you determined that the value of the conversion option did not need to be bifurcated and presented separately from the host contract for U.S. GAAP purposes.

Closing Comments

     As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

     We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

     In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

o the company is responsible for the adequacy and accuracy of the disclosure in the filing;

o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

o the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Farokh S. Hakimi
Chief Financial Officer
December 28, 2005
page 3



     In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

     You may contact Jonathan Duersch at (202) 551-3719 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.


                                             Sincerely,

                                             /s/  Barry Stem
                                             ----------------------------
                                             for Jill S. Davis
                                             Branch Chief